Stephen A. Van Oss Senior Vice Presidient and Chief Financial and Administrative Officer Phone: 412.454.2271 Fax: 412.454.2477 E-mail: svanoss@wesco.com
SUBMITTTED VIA EDGAR
SENT VIA FIRST-CLASS MAIL
January 29, 2008
Kevin L. Vaughn, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-6010
RE:	WESCO International, Inc. Form 10K for the Fiscal Year Ended December 31, 2006 File No. 1-14989
Dear Mr. Vaughn,
This letter sets forth the responses of WESCO International, Inc. (“WESCO” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated December 27, 2007, with respect to WESCO’s Form 10K for the Fiscal Year Ended December 31, 2006. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Consolidated Statements of Income, page 34
Comment No. 1:
We note that your cost of goods sold excludes depreciation and amortization. Please tell us how your presentation of gross profit complies with SAB Topic 11.B.
Response:
As noted, our cost of goods sold excludes depreciation and amortization. We have disclosed this fact in the income statement on the cost of goods sold line item in parentheses as required by SAB Topic 11B. In addition, we have positioned depreciation and amortization under SG&A costs in the income statement. The figure we report for operating income is calculated by subtracting SG&A costs and depreciation and amortization from gross profit. We believe this presentation avoids
WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

placing unnecessary emphasis on cash flow. We believe we are fully compliant with the prescribed accounting guidance and as a result we do not feel that it is necessary to change the presentation of depreciation and amortization.
Note 5. Acquisitions, page 43
Comment No 2:
We note your statements throughout this footnote that the purchase price for your acquisitions have been allocated based on independent appraisals. While in future filings management may elect to take full responsibility for valuing the assets acquired and liabilities assumed, if you choose to continue to refer to the expert in any capacity, please revise future fillings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.
Response:
In our Acquisition footnote we disclose that the purchase price for our acquisitions have been allocated based on independent appraisals. In future filings, we intend to clarify that we take full responsibility for valuing the assets acquired and liabilities assumed.
-Acquisition of Communication Supply Holdings, Inc. page 44
Comment No 3:
We note that this acquisition resulted in the recognition of a significant amount of goodwill on your balance sheet. Please revise future filings to include the disclosures required by paragraph 51(b) of SFAS 141.
Response:
We will revise our disclosures in future filings to better describe the factors that contributed to the recognition of goodwill resulting from the acquisition of Communication Supply Holdings, Inc. as required by paragraph 51(b) of SFAS 141.
Note 15. Segments and Related Information, page 57
Comment No 4:
We note your disclosure here that you have aggregated your nine operating segments as one reportable segment. Please provide us with your analysis of the criteria in paragraph 17 of SFAS 131 that supports your conclusion to aggregate these segments.
Response:
WESCO has determined that it has nine operating segments: Industrial Construction, International, Canada, Utility, Manufactured Structures, EESCO, Carlton-Bates, Bruckner, and Communications Supply (“CSC”). The nine operating segments have been defined based upon a combination of acquired operations, geographic location, availability of key management personnel and talent, and management span of control considerations. For example, Industrial Construction, Utility and Manufactured Structures are the result of long standing core WESCO branches being aggregated by the integration of various acquisitions. EESCO was an acquisition that maintained a separate identity after integration to the WESCO system because of a talented management organization already in place and brand name recognition in the markets served. Bruckner was an acquisition that maintained a separate identity due to an operating system that management considers to be superior to the WESNET system and a talented management organization already in place. The International and Canadian segments have been separated due to geography, and Carlton Bates and CSC are the Company’s most recently acquired operations. Each operating segment has a Vice President or Director who reports to the Senior Vice President and Chief Operating Officer of WESCO. The Chairman and Chief Executive Officer of WESCO is considered to be the CODM.
We have concluded that the nine operating segments meet the aggregation criteria as prescribed in paragraph 17 of FAS 131 and therefore should be presented as one reportable segment. We arrived at this conclusion after specifically reviewing each of the aggregation criteria in paragraph 17 of SFAS 131 as follows:
a) The nature of the products and services.
All products are available for sale by every branch in each of the nine operating segments. Branches operate similar to a retail store functioning as an outlet, with access to all of the products and procurement solutions offered by the Company. The mix of products sold by each branch is a function of the customer demand in the markets served, and varies from branch to branch.
WESCO provides its customers with a broad product selection consisting of more than 1,000,000 electrical, industrial, data communications, maintenance, repairs and operations (“MRO”) and utility products sourced from more than 26,000 suppliers. WESCO offers its customers a wide range of procurement solutions that draw on our product knowledge, supply and logistics expertise and systems capabilities. This combined offering of products and procurement solutions is important to the branches as it allows them to serve customers and industries in their local markets possessing unique and widely varying product requirements. WESCO does not directly receive fees for procurement solutions, which are offered as part of the Company’s overall selling and marketing activities. Individual products and procurement solutions may be sold with higher frequency in some branches than in others due to customer requirements; however, virtually all branches have the ability and access to sell and provide all products and procurement solutions to its customer base. For example, WESCO has national account customers which are served by multiple branches within various operating segments. Within the integrated WESNET point of sale operating system, WESCO has designated 47 common product classes and 35 of the product classes (approximately 92% of the dollars) were sold in all operating segments.
b) The nature of the production processes.
WESCO has approximately 400 branches with approximately 340 in the United States, 50 in Canada and the remainder in Mexico, Guam, the United Kingdom, Nigeria, United Arab Emirates and Singapore. WESCO has seven distribution centers located in the United States and Canada.
WESCO’s fundamental business is to provide procurement and logistical services and products on a buy and sell basis. WESCO does not produce products. Rather, the extensive branch network and distribution centers purchase inventory from suppliers. The distribution centers primarily support the branches by providing a broad and deep selection of inventory on a replenishment basis. Each of the operating segments sells and distributes products in much the same fashion through the branch network and distribution centers. Products sold can be delivered directly from the branch network or shipped directly from the suppliers to WESCO customers, thereby physically bypassing the branch location. WESCO also serves some companies with customized service centers on or near customer sites. WESCO’s supplier procurement processes are similar for all operating segments and all of WESCO’s operating segments have the ability to access products from a common supplier base.

c) Type or class of customer for their products and services.
WESCO has a large base of approximately 110,000 customers. WESCO customers include: industrial customers, electrical contractors, utility contractors, aerospace customers, pharmaceutical customers, commercial customers, institutional customers and governmental customers. Each operating segment serves a wide variety of customers in a mix of industries. WESCO’s network of branches and distribution centers stock more than 250,000 unique stock keeping units (“SKUs”). Each branch tailors a portion of its locally stocked inventory to meet the immediate needs of its customers in its local markets, stocking an average of approximately 2,500 SKUs. Many of WESCO’s customers are served by branches from multiple operating segments.
d) The methods used to distribute their products or provide their services.
WESCO has seven distribution centers located in the United States and Canada. These distribution centers serve the branches across all nine operating segments, customers and suppliers by providing a broad and deep selection of inventory, online ordering, same day shipment and central order handling and fulfillment. Products sold can be delivered directly from WESCO’s branch network or shipped directly from suppliers to the customer, thereby physically bypassing the branch location.
e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
WESCO does not believe paragraph 17(e) of SFAS 131 — nature of regulatory environment — is applicable to its industry.
Similar Economic Characteristics:
Under SFAS 131, operating segments are required to exhibit similar economic characteristics to qualify for aggregation. The financial statistics captured by WESCO to evaluate each of its operating segments are gross sales, billing margin by sale type, gross margin, and operating income. Billing margin represents the difference between the selling price and the cost of the product before adjustments. Variation in gross margin from branch to branch, and to a lesser degree from segment to segment, is due to the sales mix variability at the branches. WESCO’s sales to its customers are categorized as stock, direct ship and special order. Stock orders are filled directly from existing inventory and typically carry the highest margins. Direct ship, sometimes referred to as “drop shipment” sales, are shipped directly to the customer from the supplier and typically yield the lowest margins as a result of WESCO not physically handling the product. Special orders are for products that are not stocked in inventory and are ordered based on a customer’s specific request. Special orders typically yield margins lower than stock sales, but above direct ship sales. The type of sale significantly impacts the margin earned on each sale. Therefore, although each operating segment is selling similar products and procurement solutions, the gross margin can vary from operating segment to operating segment depending on the blending of stock sales, direct ship sales and special order sales. The sales mix also impacts the level of SG&A in each operating segment, as each sale type requires a different level of sales and support activity. Hence, a branch with significant direct ship orders would be expected to have a lower level of SG&A costs as a result of reduced direct support costs associated with direct ship sales. As such, we believe billing margin by sales type demonstrates economic similarity.
As gross margin statistics can vary as a result of sales mix, WESCO managers are expected to adjust SG&A spending levels accordingly to deliver appropriate levels of operating income. Thus, operating income is the key financial metric used by us (ie., the CODM) to assess operational performance and also indicates economic similarities. Each operating segment’s operating income as a percent of sales is within 350 basis points or less from the average of 6.9%. Management of each operating segment is expected to effectively manage SG&A against the sales mix to meet the CODM’s financial expectations for consolidated operating income. Because the operating segments are buying and selling similar products through similar distribution channels and because the expectation for each operating segment is to manage SG&A costs relative to the sales mix, the result is that each operating segment is reporting essentially the same operating income relative to sales. Therefore, in WESCO’s situation, operating income is the key financial metric demonstrating economic similarity among the operating segments.
Consistent with the objective and principles of SFAS 131, we believe that aggregation of WESCO’s nine operating segments is more useful in understanding the Company’s performance and measuring its prospects for future net cash flows. Revenue growth potential in each of the operating segments is very similar due to the wide variety of customers and industries served, the numerous end markets, the highly fragmented nature of the distribution industry and the expansive nature of WESCO’s branch network. In addition, each operating segment faces similar operating and competitive risks which are managed and reviewed in a similar fashion. Competition is primarily focused on the local service area, and is generally based on product line breadth, product availability, service capabilities and price. Similar sales tactics and performance drivers are used in each operating segment to drive improved operating results. Therefore, although the operating segments are useful for internal tracking purposes and allocating management control, given the similar products, service capabilities, methods of distribution, growth potential and competitive risks, reporting financial data by operating segments would not provide meaningful insight to WESCO’s performance as a leading distributor of electrical products and industrial MRO supplies.
In summary, we believe that the operating segments have similar economic characteristics and are similar in each of the areas sited by paragraph 17 of FAS 131 (i.e., nature of products, customers and distribution network). For these reasons, we believe that the aggregation of its nine operating segments into one reportable segment is appropriate for the presentation of its financial results in conformity with SFAS 131.
Comment No 5:
We see your disclosures of long-lived assets by geographic areas. Please note that this disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Please revise future filings as appropriate.
Response:
We understand that our disclosure of long lived assets by geographic area should not include intangible assets or investments. We will revise future filings to include only tangible long-lived assets.
Please contact me at (412)-454-2271 or Tim Hibbard at (412) 454-2252 if you have further questions or need additional information.
Sincerely,
/s/ Stephen A. Van Oss
Stephen A. Van Oss
cc.	Roy W. Haley, Chairman and Chief Executive Officer

Timothy A. Hibbard, Corporate Controller